

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

October 14, 2010

Rick C. Wood- Principal Financial Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601

> **Re:** **Alpine Air Express, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2009**
> **File Number: 000-27011**

Dear Mr. Wood:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief